UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli, 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

The press release issued by GasLog Partners LP on May 29, 2025 announcing the Series A, B and C Preference Units distributions payable on June 16, 2025 is attached hereto as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025

GASLOG PARTNERS LP

	by	/s/ Paolo Enoizi
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer